EXHIBIT 22.1

Subsidiary Issuers and Guarantors of Registered Securities

Subsidiary Issuer	Guarantor
Boardwalk Pipelines, LP 3.375% Notes due 2023	Boardwalk Pipeline Partners, LP
Boardwalk Pipelines, LP 4.95% Notes due 2024	Boardwalk Pipeline Partners, LP
Boardwalk Pipelines, LP 5.95% Notes due 2026	Boardwalk Pipeline Partners, LP
Boardwalk Pipelines, LP 4.45% Notes due 2027	Boardwalk Pipeline Partners, LP
Boardwalk Pipelines, LP 4.80% Notes due 2029	Boardwalk Pipeline Partners, LP